EXHIBIT 11

Radian Group Inc.

Schedule of Net Income per Share

	Three Months Ended September 30		Nine Months Ended September 30
(In thousands, except per-share amounts and market prices)	2006	2005	2006	2005
Net Income	$111,959	$162,557	$423,802	$418,393
Interest expense on convertible senior debentures (net of tax)	—	267	—	1,871

Net income available to common stockholders	$111,959	$162,824	$423,802	$420,264

Average diluted stock options outstanding	4,013.3	4,383.8	4,246.7	4,845.4
Average exercise price per share	$43.61	$38.17	$43.30	$37.34
Average market price per share—diluted basis	$61.13	$48.80	$60.05	$48.80

Average common shares outstanding	81,233	84,567	81,995	86,507
Increase in share due to exercise of options—diluted basis	817	860	754	895
Increase in shares-contingently convertible debt	—	1,266	—	2,954

Adjusted shares outstanding—diluted	82,050	86,693	82,749	90,356

Net income per share—basic	$1.38	$1.92	$5.17	$4.84

Net income per share—diluted	$1.36	$1.88	$5.12	$4.65